As Filed with the Securities
                                          and Exchange Commission
                                                 on March 22, 2000

                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549




In the Matter of
                                               INTERIM CERTIFICATE


Conectiv
                                                     OF


File No. 70-9573
                                                NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                            PURSUANT TO RULE 24





This Certificate of Notification pursuant to Rule 24 (17 C.F.R. s 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment,
Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's
Form U-1 Application-Declaration (the "Application-
Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding
Company Act of 1935, as amended (the "Act") on February
9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February
10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the period ending March 31, 2000:



(1) On February 1, 2000, KSA expanded the reinsurance program to offer a selection of additional insurance services, including surge protection and "whole house" appliance protection, to customers in the Southern Region of Conectiv Services, Inc. ("CSI"), as described in the above-mentioned order.

(2) On March 1, 2000, KSA expanded the reinsurance program to offer a election of additional insurance services, including surge protection and "whole house" appliance protection, to the customers in the Northern Region of CSI.

(3) As of April 1, 2000, KSA will be expanding the reinsurance program to offer a selection of additional insurance services, including surge protection and "whole house" appliance protection, to the customers in the Eastern Region of CSI.

(4) KSA is actively working within the property market developing the structure (i.e., co-insure, re-insure, limits, deductibles, pricing, fronting insurers, etc.) for the Transmission & Distribution ("T&D") coverage that Atlantic
City Electric Company and Delmarva Power & Light Company anticipates to have in place by mid April to May 2000.

           The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.


                              SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:	                           Conectiv
                                Conectiv Solutions, LLC
                                ATE Investment, Inc.
                                King Street Assurance Ltd.

March 22, 2000                 /s/Philip S. Reese
                                  Philip S. Reese
                                  Vice President & Treasurer